UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Heritage Bankshares, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   42721M-10-1
                                 (CUSIP Number)


                              Mr. L. Steven Gossett
                  5225 Riverwood Road, Norfolk, Virginia 23502
                                 (757) 466-1515
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1-176923.1/JJW:PG
4/10/98

                                  SCHEDULE 13D


CUSIP No. 42721M-10-1                                 Page 2 of 9 Pages
-------------------------------------                 ------------------------




 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          L. Steven Gossett
          ###-##-####

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X  (b)



 3        SEC USE ONLY
 4        SOURCE OF FUNDS
                   PF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

NUMBER OF                7           SOLE VOTING POWER
SHARES                                        8,389
BENEFICIALLY             8           SHARED VOTING POWER
OWNED BY                                      23,600
EACH                     9           SOLE DISPOSITIVE POWER
REPORTING                                     8,389
PERSON WITH             10           SHARED DISPOSITIVE POWER
--------------------                        23,600

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              31,989
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              4.05
14          TYPE OF REPORTING PERSON
                     IN
----------- -------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 42721M-10-1                                  Page 3 of 9 Pages
------------------------------------     ------------------------------------




 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Diane M. Gossett
          ###-##-####
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) X  (b)



 3        SEC USE ONLY
 4        SOURCE OF FUNDS
                   PF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

NUMBER OF                7           SOLE VOTING POWER
SHARES                                            0
BENEFICIALLY             8           SHARED VOTING POWER
OWNED BY                                      8,500
EACH                     9           SOLE DISPOSITIVE POWER
REPORTING                                         0
PERSON WITH             10           SHARED DISPOSITIVE POWER
-----------------------                       8,500


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              8,500
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              1.08
14          TYPE OF REPORTING PERSON
                     IN
----------- -------------------------------------------------------------------


1-176923.1/JJW:PG
4/10/98

                                  SCHEDULE 13D


CUSIP No. 42721M-10-1                         Page 4 of 9 Pages
-------------------------------------         ----------------------------------




 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephanie D. Gossett
          ###-##-####
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) X  (b)



 3        SEC USE ONLY
 4        SOURCE OF FUNDS
                   PF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

NUMBER OF                7           SOLE VOTING POWER
SHARES                                             0
BENEFICIALLY             8           SHARED VOTING POWER
OWNED BY                                      7,600
EACH                     9           SOLE DISPOSITIVE POWER
REPORTING                                          0
PERSON WITH             10           SHARED DISPOSITIVE POWER
-----------------------                       7,600


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.96
14          TYPE OF REPORTING PERSON
                     IN
----------- -------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 42721M-10-1                                     Page 5 of 9 Pages
-------------------------------------                     --------------------




 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Nancy D. Gossett
          ###-##-####
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X  (b)
 3        SEC USE ONLY
 4        SOURCE OF FUNDS
                   PF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

NUMBER OF                7           SOLE VOTING POWER
SHARES                                            0
BENEFICIALLY             8           SHARED VOTING POWER
OWNED BY                                      7,500
EACH                     9           SOLE DISPOSITIVE POWER
REPORTING                                         0
PERSON WITH             10           SHARED DISPOSITIVE POWER
-----------------------                       7,500


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              7,500
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.95
14          TYPE OF REPORTING PERSON
                     IN
----------- -------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 42721M-10-1                                       Page 6 of 9 Pages
-------------------------------------            ------------------------------



Item 1.           Security and Issuer

         Common Stock of Heritage Bankshares, Inc., 200 East Plume Street, Norfolk, Virginia 23510 (the "Issuer").

Item 2.           Identity and Background

         L. Steven Gossett is an officer of U-Save Auto Rental of America, Inc., the address of which is 7525 Connelley Drive, Suite A, Hanover, Maryland 21676, and President of Steve's Auto Sales, Inc., 3469 N. Military Highway, Norfolk, Virginia 23518.

         Diane M. Gossett is the wife of Mr. Gossett, and is President of Virginia Auto Rental, Inc., the address of which is 5901 Virginia Beach Boulevard, Norfolk, Virginia 23502.



       Stephanie D. Gossett is a daughter of Mr. and Mrs. Gossett, and her residence address is 5225 Riverwood Road, Norfolk, Virginia 23502. She is employed by Virginia Auto Rental, Inc. The shares shown as owned by her include 100 shares owned by her infant daughter Aubrey Johnson.

         Nancy D. Gossett (formerly Nancy Gossett Hance) is also a daughter of Mr. and Mrs. Gossett, and is a real estate appraiser employed by Eckert & Company Inc., the address of which is 601 Thimble Shoals Boulevard, Newport News, Virginia 23606.

         Each of the Gossetts is a United States citizen, and none of them have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         All of the shares of Common Stock to which this filing relates were purchased with personal funds of the purchasers.

Item 4.           Purpose of Transaction

         The Gossetts have acquired the securities for investment purposes. From time to time, the Gossetts may encourage the Issuer to enhance shareholder value through dividends, stock purchases or acquisition transactions, but the Gossetts have no plans or proposals relating to those matters.

Item 5.           Interest in Securities of the Issuer

       The Gossetts together beneficially own 31,989 shares, or 4.05% of the Issuer's Common Stock. Mr. Gossett owns directly or through an Individual Retirement Account 8,389 of these shares, as to which he has sole voting, investment and dispositive power. Mrs. Gossett beneficially owns 8,500 shares, or 1.08% of the Issuer's

1-176923.1/JJW:PG
4/10/98

                                  SCHEDULE 13D


CUSIP No. 42721M-10-1                                     Page 7 of 9 Pages
-------------------------------------                     ---------------------



Common Stock, with respect to which she shares voting, investment and dispositive power with Mr. Gossett. Stephanie D. Gossett beneficially owns 7,600 shares, or 0.96% of the Issuer's Common Stock, with respect to which she shares voting, investment and dispositive power with Mr. Gossett. Nancy D. Gossett beneficially owns 7,500 shares, or 0.95% of the Issuer's Common Stock, with respect to which she shares voting, investment and dispositive power with Mr. Gossett.

         During the period beginning 60 days prior to the date on which this filing was due to be made, the Gossetts acquired or disposed of shares in the following over-the-counter transactions:




                 Purchase/    Number of
     Date          Sale         Shares        Price                Owner
3/24/98         Sale           6,000          17.75            L. Steven Gossett
3/27/98         Sale           1,200          17.75            L. Steven Gossett
3/31/98         Sale          12,394          17.75            L. Steven Gossett

The Gossetts ceased to be beneficial owners of more than five percent (5%) of any class of the voting securities of the Issuer on March 31, 1998. All of the information in this Amendment No. 1 is as of March 31, 1998, and no inference should be made regarding any later date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Gossett has an unwritten understanding with each of Diane Gossett, Stephanie Gossett and Nancy D. Gossett that he will share voting and dispositive power with respect to all of the shares reported herein that are not directly owned by him or through his Individual Retirement Account.

Item 7.           Material to Be Filed as Exhibits

         A copy of the Gossett's written agreement relating to the filing of joint acquisition statements is attached as Exhibit (a).

                                  SCHEDULE 13D


CUSIP No. 42721M-10-1                                    Page 8 of 9 Pages
-------------------------------------                   -----------------------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


4/10/98             /s/ L. Steven Gossett
-------             ---------------------
Date                L. Steven Gossett


4/10/98             /s/ Diane M. Gossett
-------             --------------------
Date                Diane M. Gossett


4/10/98             /s/ Stephanie D. Gossett
-------             ------------------------
Date                Stephanie D. Gossett


4/10/98             /s/ Nancy Gossett Hance
-------             -----------------------
Date                Nancy Gossett Hance


Attention:  Intentional misstatements or omissions of fact constitute
            Federal criminal violations (See 18 U.S.C. 1001)

1-176923.1/JJW:PG
4/10/98

                                   EXHIBIT (a)

                     AGREEMENT TO FILE SCHEDULES 13D JOINTLY


         Pursuant to the requirements of Rule 13d-1(f)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of Heritage Bankshares, Inc., which Schedule 13D relates as to each of them to the same securities, one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

         Dated this 22nd day of August, 1995.


8/22/95                                              /s/ L. Steven Gossett
-------                                              ---------------------
Date                                                 L. Steven Gossett


8/22/95                                              /s/ Diane M. Gossett
-------                                              --------------------
Date                                                 Diane M. Gossett


8/22/95                                              /s/ Stephanie D. Gossett
-------                                              ------------------------
Date                                                 Stephanie D. Gossett


8/22/95                                              /s/ Nancy Gossett Hance
-------                                              -----------------------
Date                                                 Nancy Gossett Hance